QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Reddy Ice Group, Inc.	Delaware
Reddy Ice Corporation	Nevada
Cassco Ice & Cold Storage, Inc.	Virginia
Southern Bottled Water Company, Inc.	Nevada
Reddy Ice IP, Inc.	Nevada

QuickLinks

  Exhibit 21.1
Subsidiaries